FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of July 12, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

                                Signet Group plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights       X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Loss of two accounts

3. Full name of person(s) subject to the notification obligation:

                             Harris Associates L.P.

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is crossed or reached:

                                    7/9/2007

6. Date on which issuer notified:

                                   7/11/2007

7. Threshold(s) that is/are crossed or reached:

                                      12%

8. Notified details:

A: Voting rights attached to shares

Class/   Situation previous   Resulting situation after the triggering
type of  to the Triggering    transaction
shares   transaction
if
possible Number      Number of         Number of   Number of voting     % of voting
using    of          Voting Rights     shares      rights ix            rights
the ISIN Shares      viii
CODE                                               Direct x    Indirect Direct Indirect
                                                                xi
Ordinary 202,327,500 202,327,500     206,577,500  206,577,500          12.11%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of     Expiration Exercise/      Number of voting rights that may % of
financial   date xiii  Conversion     be acquired if the instrument is voting
instrument             Period/ Date   exercised/ converted.            rights
                       xiv

Total (A+B)
Number of voting rights                     % of voting rights
       206,577,500                               12.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:                             Harris Associates
                                                                 L.P.
11. Number of voting rights proxy holder will cease to
hold:

12. Date on which proxy holder will cease to hold voting
rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Identity of the notifier

Full name: Mark Andrew Jenkins - Group Company Secretary

Contact address: Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number: 0870 90 90 301

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   July 12, 2007